EXHIBIT 99.1

SNDL & 1CM Provide Update Regarding Arrangement

EDMONTON, Alberta and TORONTO, Dec. 15, 2025 (GLOBE NEWSWIRE) -- SNDL Inc. (Nasdaq: SNDL, CSE: SNDL) (“SNDL”) and 1CM Inc. (CSE: EPIC) (OTCQB: MILFF) (FSE: IQ70) (“1CM”) announce that they have entered into an amended and restated arrangement agreement (the “A&R Arrangement Agreement”) dated December 15, 2025. The A&R Arrangement Agreement amends and restates the arrangement agreement dated April 9, 2025 between 1CM and SNDL (the “Original Arrangement Agreement”), pursuant to which SNDL agreed to, among other things, acquire 32 cannabis retail stores operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “Transaction”) for a purchase price of $32.2 million in cash, subject to certain adjustments.

Under the A&R Arrangement Agreement, the parties have agreed to, among other things, complete the Transaction in two stages to align with the status of required provincial regulatory approvals. The first closing (“First Closing”) will involve the sale of 5 cannabis retail located in Alberta and Saskatchewan, where the expected regulatory approvals are expected to be forthcoming at closing. The second closing (“Second Closing”) will involve the sale of remaining 27 cannabis retail stores, each of which are located in Ontario, where the required regulatory approval is not expected to be obtained in 2025. In addition, the outside date for completion of the Transaction has been extended from December 31, 2025 to May 31, 2026.

The purchase price for the First Closing will be $5.0 million in cash, and the purchase price for the Second Closing will be $27.2 million in cash, in each case subject to certain adjustments at the time of the applicable closing. The aggregate purchase price for the Transaction has not been amended. Pursuant to the A&R Arrangement Agreement, SNDL has paid a $2.0 million non-refundable cash deposit towards the purchase price in respect of the First Closing.

As previously disclosed, 1CM’s shareholders (the “1CM Shareholders”) voted overwhelmingly in favour of the Transaction at 1CM’s annual and special meeting of shareholders held on June 16, 2025 and 1CM obtained a final order (the “Final Order”) from the Ontario Superior Court of Justice (Commercial List) (the “Court”) approving the arrangement contemplated under the Original Arrangement Agreement on June 18, 2025. 1CM intends to seek the approval of the Court at a hearing scheduled on January 5, 2026 to vary the Final Order in accordance with the amendments to the Transaction contemplated by the A&R Arrangement Agreement. Securityholders who wish to be heard must serve and file a notice of appearance as set out in the Interim Order dated May 6, 2025, a copy of which is attached to 1CM’s management information circular dated May 12, 2025 as Appendix “E”. Subject to obtaining Court approval, the First Closing is expected to occur in January 2026.

As also previously disclosed, 1CM continues to anticipate effecting a return of capital to shareholders of a portion of the net proceeds received by 1CM pursuant to the Transaction (a “Return of Capital”). However, 1CM does not anticipate announcing a Return of Capital until following the Second Closing. Net proceeds from the First Closing as expected to be used to pay transaction costs and for working capital purposes. Further announcements with respect to a Return of Capital are expected to be made following the Second Closing.

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds and Spiritleaf. With products available in licensed cannabis retail locations nationally, SNDL's consumer facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com.

ABOUT 1CM INC.

1CM Inc. is a retailer of cannabis and liquor in Canada with a track record of developing cash-flow positive locations. Following closing of the Transaction, 1CM expects to continue to develop new cannabis and liquor retail locations through organic growth and by way of future merger and acquisition transactions. For more information, please visit www.1CMinc.com.

For more information contact:

For SNDL:

Tomas Bottger
SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com

For 1CM:

Harshil Chovatiya
1CM Inc.
O: 1.717.888.8889
E: info@1cminc.com

Forward-Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the anticipated timing for the First Closing and Second Closing, SNDL's intentions with respect to the Cost Cannabis and T Cannabis brands and integration with SNDL, the timing of the hearing for the Final Order, 1CM’s expected use of the proceeds from the Transaction, and 1CM’s Return of Capital. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in SNDL's Annual Information Form dated March 17, 2025, and the risk factors included in the parties’ other public disclosure documents, including the risk factors discussed in 1CM’s annual and quarterly management's discussion and analysis, for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. Neither SNDL nor 1CM are under any obligation, and each expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.